# New Gold Announces Management Appointments and Addition of New Director

July 26, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE American:NGD) today announces new appointments to its senior management team as the company looks forward to the Rainy River project's scheduled transition from construction into operation beginning in September. New Gold is also pleased to announce the addition of a new director to its Board.

## Highlights

- Paula Myson will join New Gold as Executive Vice President and Chief Financial Officer
- Peter Woodhouse will join New Gold as Vice President, Projects
- Barry O'Shea has been appointed Vice President, Business Development
- Marilyn Schonberner has been appointed to the Board of Directors
- Brian Penny, New Gold's current Executive Vice President and Chief Financial Officer, will remain with the company until the end of October to support the transition
- Raymond Threlkeld's interim management role will conclude on September 1st and he will remain on New Gold's Board of Directors

As Hannes Portmann, New Gold's President and Chief Executive Officer, builds out the company's leadership team, and with Rainy River scheduled to transition into operation beginning in September, Paula Myson will join New Gold in late August to lead the company's financial team as Executive Vice President and Chief Financial Officer and Peter Woodhouse will join New Gold in mid-August as the Vice President, Projects.

Ms. Myson has over 25 years of experience in finance, treasury, corporate development, investor relations and risk management in public companies. During her 23 years working with the Sherritt International group of companies, Ms. Myson held multiple senior roles, including: CFO Oil and Gas, Corporate Treasurer, CFO Power, and Director, Corporate Development. Most recently, she was Vice President, Finance at Callidus Capital Corporation, a specialty lender.

Mr. Woodhouse has over 30 years of experience in engineering and project management, dedicated primarily to the development of mining infrastructure. Over his career, he has been responsible for all aspects of project management, team development and project execution, through all project phases, from scoping study through commissioning. Most recently, he was Vice President, Projects at Centerra Gold where he was responsible for overall capital projects development. From 1997 to 2014, Mr. Woodhouse was the principal of Technology Management Group Inc., an engineering and project management company.  Mr. Woodhouse has also held senior project management roles for Canada Lithium, Hatch, SNC Lavalin, and Xstrata Nickel.

"We are delighted to welcome Paula and Peter to our team.  Paula's extensive experience in mining and her strong financial and executional skillset will both complement and enhance the capabilities of New Gold's leadership team," stated Mr. Portmann.  "In addition, Peter's engineering and project management experience will be a great asset for the company as he leads the advancement of our various organic growth initiatives, including the Blackwater project and the C-zone at New Afton."

In connection with these management changes, Barry O'Shea, the Vice President, Finance of the company, has been appointed Vice President, Business Development. In his new role, Mr. O'Shea will take on responsibility for corporate development, investor relations and strategic capital allocation, and he will also support Ms. Myson's transition into the Chief Financial Officer role.

New Gold is also pleased to announce the appointment of Marilyn Schonberner to its Board of Directors. Marilyn is the Chief Financial Officer and Senior Vice President, and an Executive Director, of Nexen Energy ULC. In that role, she is responsible for the overall financial management of Nexen, including accounting, audit, tax, planning, treasury and insurance. Ms. Schonberner joined Nexen in 1997 and since that time has held positions of increasing responsibility including General Manager of Human Resources Services, Director of Corporate Audit, Director of Business Services U.K., and Treasurer and Vice President of Corporate Planning. Prior to joining Nexen, she spent over 15 years in finance, strategic planning and organization development in the energy sector and as a consultant.

"We are pleased to welcome Marilyn to the Board," stated Ian Pearce, Chair of the Board. "She is highly qualified, with a strong background in finance, accounting, tax and treasury. We believe that Marilyn will add considerable value and strength to our Board."

Brian Penny, New Gold's current Executive Vice President and Chief Financial Officer, will remain with New Gold until October 31, in order to support a smooth transition of responsibilities to Ms. Myson.  Mr. Penny has been the Chief Financial Officer of New Gold since its business combination with Western Goldfields in 2009.  In that time, he has played a leadership role in numerous successful transactions, including the company's sale of the El Morro stream, successful equity offering and bond refinancing, and credit facility extension earlier this year, which have positioned the company well to fund the remaining capital expenditures at the Rainy River project.

With the addition of Mr. Woodhouse in mid-August and the planned start-up of Rainy River in September, Raymond Threlkeld will step away from his interim daily management responsibilities, which primarily focused on supporting Rainy River's development, effective September 1, 2017. Mr. Threlkeld will remain on the Board and continue to provide his support and knowledge to the operations and projects teams going forward.

"I would like to thank Brian for all that he has done to contribute to New Gold's success over the last eight years. He has been a wonderful business partner and friend over many years and we wish him nothing but success in his future endeavours," stated Mr. Portmann.  "On behalf of our team, I would also like to thank Ray for stepping into the Interim Chief Operating Officer role at a critical time in the development of Rainy River."

## About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

# Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to the funding and timing for start-up of the Rainy River project and the timing of senior management joining or leaving the company or changing roles.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. The forward-looking statements in this news release are based on certain key assumptions, including without limitation, the assumption that the cost estimates and development schedule for the Rainy River project will be accurate. Certain other material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www. sedar.com.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

**Julie Taylor**
Director, Corporate Communications
and Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com